EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Boss Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended December 26, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. Louis Graziadio III, Chairman and Chief Executive Officer of the Company, and I, Steven G. Pont, Vice President of Finance and Principal Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 26, 2010

/s/ G. Louis Graziadio III
G. Louis Graziadio III, Chairman of the Board and President
Principal Executive Officer

/s/ Steven G. Pont
Steven G. Pont, Vice President of Finance
Principal Financial Officer

E-10

Boss Holdings, Inc.
and Subsidiaries

Consolidated Financial Statements

December 26, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Boss Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Boss Holdings, Inc. and subsidiaries as of December 26, 2009 and December 27, 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 26, 2009. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boss Holdings, Inc. and subsidiaries as of December 26, 2009 and December 27, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 26, 2009 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of Boss Holdings, Inc.’s internal control over financial reporting as of December 26, 2009 included in the accompanying management’s annual report on internal control over financial reporting in Item 9A(T) Controls and Procedures and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen, LLP

Davenport, Iowa
March 26, 2010

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Boss Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets
(Dollars in Thousands, Except Per Share Data)

	December 26,	December 27,
Assets	2009	2008
Current Assets:
Cash and cash equivalents	$7,050	$803
Accounts receivable, net of allowance for doubtful accounts and
returns 2009 $280; 2008 $240	7,573	8,256
Inventories	15,227	18,929
Deferred tax asset	1,554	1,141
Prepaid expenses and other	403	523
Total current assets	31,807	29,652
Property and Equipment, net	3,176	3,340
Other Assets	150	48
Intangibles, net of accumulated amortization	623	457
Goodwill	2,853	2,853
Deferred tax asset	1,813	2,078
	$40,422	$38,428
Liabilities and Stockholders' Equity
Current Liabilities:
Current portion of long-term debt	$1,091	$496
Accounts payable	2,217	1,860
Accrued payroll and related expenses	1,095	1,123
Accrued promotional expenses	890	991
Other accrued liabilities	624	495
Total current liabilities	5,917	4,965
Long-Term Debt	522	1,607
Deferred Compensation	151	146
Commitments and Contingencies (Note 4)
Stockholders' Equity:
Common stock, $.25 par value; authorized 10,000,000 shares;
issued and outstanding 2,116,047 and 2,036,047 shares
in 2009 and 2008, respectively	529	509
Additional paid-in capital	66,727	66,521
Accumulated (deficit)	(33,504)	(35,271)
Accumulated other comprehensive income (loss)	80	(49)
Total stockholders' equity	33,832	31,710
	$40,422	$38,428

See Notes to Consolidated Financial Statements.

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 26, 2009, December 27, 2008 and December 29, 2007
(Dollars in Thousands, Except Per Share Data)

	2009	2008	2007
Net sales	$48,957	$55,732	$55,197

Cost of sales	36,091	41,961	40,817

Gross profit	12,866	13,771	14,380

Operating expenses	10,945	11,762	12,020
Asset impairment losses	-	792	-

Operating income	1,921	1,217	2,360

Other income and (expenses):
Interest income	18	40	110
Interest expense	(121)	(210)	(213)
Other	(4)	22	20
	(107)	(148)	(83)

Income before income tax expense	1,814	1,069	2,277

Income tax expense (note 10)	797	531	911
Change in deferred tax asset valuation (note 10)	(750)	-	-
Net income	$1,767	$538	$1,366

Basic earnings per common share	$0.84	$0.27	$0.68
Diluted earnings per common share	$0.80	$0.24	$0.62

See Notes to Consolidated Financial Statements.

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 26, 2009, December 27, 2008 and December 29, 2007
(Dollars and Shares In Thousands)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders'
	Shares	Dollars	Capital	(Deficit)	Income (Loss)	Equity
Balance, December 30, 2006	1,981	$495	$66,324	$(37,175)	$52	$29,696
Exercise of stock options	37	10	103	-	-	113
Comprehensive income:						-
Net income	-	-	-	1,366	-	1,366
Other comprehensive income (Note 11)	-	-	-	-	191	191
Comprehensive income						1,557
Stock based compensation	-	-	36	-	-	36
Balance, December 29, 2007	2,018	505	66,463	(35,809)	243	31,402
Exercise of stock options	18	4	50	-	-	54
Comprehensive income:						-
Net income	-	-	-	538	-	538
Other comprehensive (loss) (Note 11)	-	-	-	-	(292)	(292)
Comprehensive income						246
Stock based compensation	-	-	8	-	-	8
Balance, December 27, 2008	2,036	509	66,521	(35,271)	(49)	31,710
Exercise of stock options	80	20	120	-	-	140
Comprehensive income:						-
Net income	-	-	-	1,767	-	1,767
Other comprehensive income (Note 11)	-	-	-	-	129	129
Comprehensive income						1,896
Stock based compensation	-	-	86	-	-	86
Balance, December 26, 2009	2,116	$529	$66,727	$(33,504)	$80	$33,832

See Notes to Consolidated Financial Statements.

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 26, 2009, December 27, 2008 and December 29, 2007
(Dollars in Thousands)

	2009	2008	2007
Cash Flows from Operating Activities:
Net income	$1,767	$538	$1,366
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	640	654	534
Stock based compensation	86	8	36
Deferred tax expense (benefit note 10)	(158)	414	772
Goodwill Impairment	-	757	-
Patent Impairment	-	35	-
Non-Cash Asset Donation	-	173	-
Changes in assets and liabilities net of acquisitions:
(Increase) decrease in:
Accounts receivable	751	(84)	48
Inventories	3,843	(3,156)	(1,100)
Prepaid expenses and other	35	12	40
Other assets	(9)	59	12
Increase (decrease) in:
Accounts payable	135	(206)	579
Accrued liabilities	(9)	116	246
Net cash provided by (used in) operating
activities	7,081	(680)	2,533

Cash Flows from Investing Activities:
Purchases of property and equipment	(226)	(380)	(343)
Acquisitions	(388)	-	(887)
Net cash used in investing
activities	(614)	(380)	(1,230)

Cash Flows from Financing Activities:
Net payments on revolving line of credit	(35)	-	-
Borrowing on long-term obligations	-	-	405
Repayment of long-term obligations	(502)	(477)	(427)
Proceeds from exercise of stock options	140	51	86
Net cash provided by (used in) financing
activities	(397)	(426)	64
Effect of exchange rate changes on cash	$177	$(268)	$188
Increase (decrease) in cash and
cash equivalents	$6,247	$(1,754)	$1,555

(Continued)

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 26, 2009, December 27, 2008 and December 29, 2007
(Dollars in Thousands)

	2009	2008	2007
Cash and cash equivalents:
Beginning	803	2,557	1,002
Ending	$7,050	$803	$2,557

Supplemental Disclosures of Cash Flows Information,
cash payments for:
Interest paid	$121	$210	$213
Income taxes paid, net	121	239	236

Supplemental Disclosures of Noncash Investing and
Financing Activities:
Reduction in net operating loss carryover due to excess tax
benefits from the exercise of stock options,
under the tax-law ordering approach	82	3	27
Fixed assets acquired by entering into capital lease	-	103	-

See Notes to Consolidated Financial Statements.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Boss Holdings, Inc. and its subsidiaries are engaged in the import, marketing, and distribution of gloves, boots, rainwear, pet supplies and specialty lighting products, as well as custom imprinting of inflatable and other products for the advertising specialties industry. Customers, located throughout the world, include retailers ranging from convenience stores to mass merchandisers and various commercial users. The Company sells its products primarily through distributors and manufacturer’s representatives.

Significant accounting policies:

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Boss Holdings, Inc. (“BHI”), and its wholly owned subsidiary, Boss Manufacturing Holdings, Inc. and subsidiaries (“BMHI”) (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Fiscal year: The Company maintains a 52/53-week year ending on the last Saturday of the calendar year. Each of fiscal years 2009, 2008 and 2007 contained 52 weeks.

Use of estimates in the preparation of financial statements: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash on hand, time deposits, and liquid debt instruments such as commercial paper with maturities of three months or less from the date of purchase.

Accounts receivable: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

An account is considered to be past due if any portion of the receivable balance is past due more than 60 days. The provision for bad debts charged to expense was $76, $96 and $65 for the years ended 2009, 2008 and 2007, respectively.

Marketable securities: The Company classifies marketable equity securities as trading or available for sale securities, as defined by the FASB Accounting Standards Codification (ASC) Topic 320. In accordance with the provisions of the codification, marketable securities are stated at fair value with net unrealized gains and losses included in operations for trading securities and in accumulated other comprehensive income (loss) for available for sale securities.

The Company’s marketable equity securities, classified as trading, are held in trust under a deferred compensation arrangement, and are included in other assets on the consolidated balance sheets for all periods presented.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue recognition: The Company recognizes revenue from product sales at the time of shipment based on standard terms of FOB shipping point, with title passing to the customer at time of shipment. Management records estimated reductions to revenue for various customer programs and incentive offerings primarily in the consumer market of the work gloves and protective wear segment. These programs include the following:
  Rebates and other volume-based incentives – The Company records a revenue reduction and associated accrued liability each period based on the estimated rebate total. Rebates paid are then charged to the accrued liability. Each quarter, management compares the accrued liability balance to the estimated rebates payable compiled for all customers and makes adjustments as appropriate to revenues and the accrued rebate liability.

  Terms discounts – the Company offers cash discounts to certain customers, recorded as revenue reductions in each period with an associated accounts receivable allowance. Management periodically analyzes this allowance account to ensure its adequacy, adjusting sales and the accounts receivable allowance when appropriate.

  Cooperative advertising and marketing allowances – the Company supports certain customer advertising and marketing initiatives to promote product sales at retail. In many cases, customers advertise Company products using mutually agreed specifications such as the Boss logo and trade names, with the Company then reimbursing a portion of the advertising cost incurred by the customer. The Company also supports various other advertising and marketing initiatives to promote sales. All such costs are treated as a reduction of revenues for accounting purposes.

  To a lesser extent, the Company occasionally utilizes additional incentives to increase market share such as buying back a competitor’s inventory from a new customer, offering conversion allowances and providing other new customer incentives. Such methods are common in certain retail industry channels. All such costs are treated as a reduction of revenues for accounting purposes.
As of December 26, 2009, the Company’s accrual for customer advertising and promotional activities totaled $890. The Company has received no material allowances or credits from any vendors in connection with the purchase or promotion of such vendor’s products.

Cost of sales: The Company’s cost of sales expense includes all costs incident to purchasing goods for sale, transporting them from the supplier to Company facilities, warehousing and shipping goods to the customer. Such costs include product cost, inbound freight, duty, brokerage fees and storage costs as well as shipping and handling costs associated with outbound shipments to customers.

Warranty costs and returns: The Company provides for estimated warranty costs and returns at the time of sale. Accrued costs of warranty obligations and returns are classified as accrued liabilities and are immaterial to the financial statements as a whole.

Inventories: Inventories are valued at the lower of cost or market using primarily the first-in, first-out (“FIFO”) method. The Company provides estimated inventory allowances for excess, slow moving and obsolete inventory whose carrying value is in excess of net realizable value. Inventories consist of finished goods for the periods presented.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Property and equipment and depreciation: Property and equipment is recorded at historical cost. The Company provides for depreciation generally using the straight-line method over the following estimated useful lives:

Years
Machinery and equipment	10
Office furniture and equipment	3 - 10
Buildings and improvements	10 - 39

Depreciation expense was $482, $491 and $492 for 2009, 2008 and 2007, respectively.

Goodwill and other intangibles: Goodwill represents the excess of purchase price over the fair value of the identifiable net assets acquired. In accordance with FASB ASC Topic 350, goodwill is not amortized and, instead, is evaluated for impairment at least annually. The Company performs its impairment test in December each year. Other intangible assets are recorded at cost and amortized over their estimated useful life (see Note 9).

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made (see Note 9).

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

The cost and accumulated amortization of other intangible assets as of December 26, 2009 and December 27, 2008 is as follows:

	Estimated		Accumulated	Net Book
	Life	Cost	Amortization	Value
	2009
Customer Lists / Non-Compete
Canadawide Safety	4 Years	$105	$69	$36
Dipcraft	5 Years	343	146	196
Galaxy	7.5 Years	170	122	48
AGA	5 Years	300	10	290
Trademarks	5 Years	164	111	53
Patents	10 Years	15	15	-
		$1,097	$473	$623

	2008
Customer Lists / Non-Compete
Canadawide Safety	4 Years	$90	$37	$53
Dipcraft	5 Years	343	77	266
Galaxy	7.5 Years	170	100	70
Trademarks	5 Years	209	141	68
Patents	10 Years	15	15	0
		$827	$370	$457

Amortization of intangible assets is expected to be approximately $201 in 2010, $179 in 2011, $130 in 2012, $63 in 2013 and $50 in 2014. The 2008 patent cost was reduced by $35 of impairment charges.

Changes in goodwill during the year ended December 27, 2008 are as follows:

	Book Value	Effect Of		Book Value
	As of	Exchange		As Of
	12/29/2007	Rate	Impairment	12/27/2008
Headlite	$527	$-	$(527)	$-
Canadawide	286	(56)	(230)	-
Galaxy	2,853	-	-	2,853

Total	$3,666	$(56)	$(757)	$2,853

The Company’s goodwill impairment evaluation as of December 26, 2009 indicated that the goodwill for the Galaxy acquisition was not impaired.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments: Accounting principles generally accepted in the United States of America define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. Additionally the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
  Level 1 -- Quoted market prices in an active market for identical assets or liabilities.

  Level 2 – Market data or inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly; quoted market prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level 3 – Unobservable inputs that are supported by little or no market activity.
Accounting principles generally accepted in the United States of America also permit companies to irrevocably choose to measure certain financial instruments and other items at fair value. These standards have also established presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in our Consolidated Balance Sheets, the Company has elected not to record any other assets or liabilities at fair value.

The following table provides information on those assets and liabilities measured at fair value on a recurring basis.

	Carrying Amount
	In Consolidated
	Balance Sheets	Fair Value	Fair Value Measurements Using
	December 26, 2009	December 26, 2009	Level 1	Level 2	Level 3
Marketable Securities (included in other assets)	$151	$151	$151	$-	$-
Interest rate swap liability	$(21)	$(21)	$-	$(21)	$-

The valuation of the interest rate swap liability shown in the table above was provided by the Company’s primary lender and is based on mid-market levels as of the close of business on the dates indicated above.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentrations of credit risk: The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable.

The Company places its cash and temporary cash investments with high credit quality financial institutions. The Federal Deposit Insurance Corporation (“F.D.I.C.”) has temporarily expanded its insurance of cash balances up to $250 per bank. The combined account balances at each institution periodically exceed the F.D.I.C. coverage resulting in a concentration of credit risk for the amounts on deposit in excess of $250. The Company’s management does not believe this credit risk is significant, as they do not anticipate non-performance of the financial institutions.

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company’s customer base. The Company’s management has established certain credit requirements that its customers must meet before sales credit is extended. The Company generally does not require collateral, but monitors the financial condition of its customers to help ensure collections and to minimize losses. Historically, the Company has not experienced significant losses related to accounts receivable from individual customers or from groups of customers in any geographic area.

Foreign currency translation: Financial statements of the Company’s Canadian subsidiary are translated into U.S. dollars using fiscal year-end exchange rates for assets and liabilities, and average exchange rates during the year for the results of operations. Translation adjustments of the Canadian accounts are reported as a separate component of other comprehensive earnings within stockholders’ equity. Exchange rate adjustments related to foreign currency transactions are recognized in comprehensive income.

Income taxes: The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company accounts for stock options using the tax-law-ordering approach which recognizes an excess tax benefit when a stock option deduction is used on the company’s tax return, before an NOL or another tax attribute. A valuation allowance is provided for deferred income tax assets when it is more likely than not that the asset will not be realized.

Advertising costs: The Company generally expenses the cost of advertising the first time advertising takes place. Costs of trade shows and developing advertising materials are expensed at the time of the trade shows or as the advertising materials are produced and distributed to customers. Advertising expense for 2009, 2008 and 2007 was $459, $789 and $818, respectively.

Stock based compensation: The Company calculates stock-based compensation by estimating the fair value of each option using the Black-Scholes option pricing model. The Company’s determination of fair value of share-based payment awards is made as of their respective dates of grant using that option pricing model and is affected by the Company’s stock price as well as a number of subjective assumptions. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate selected to value any particular grant is based on the U.S. Treasury rate that corresponds to the pricing term of the grant effective as of the date of the grant. The expected volatility is based on the historical volatility of the Company’s stock price. These factors, as they pertain to future grants, could change in the future, affecting the determination of stock-based compensation expense in future periods.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Earnings per share: Basic net earnings per common share is based upon the weighted average number of common shares outstanding during the period. Diluted net earnings per common share is based upon the weighted average number of common shares outstanding plus dilutive potential common shares, including options outstanding during the period.

Recent accounting pronouncements:

In June 2009 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Standard No. 162” (“SFAS 168”). SFAS168 replaces the Generally Accepted Accounting Principles (“GAAP”) with two levels of GAAP: authoritative and non-authoritative. On July 1, 2009, the FASB Accounting Standards Codification (“ASC”) became the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission. All other non-grandfathered accounting literature became non-authoritative. The adoption of SFAS 168 did not have a material impact on our consolidated financial statements. As a result of the adoption of SFAS 168, all references to GAAP now refer to the codified ASC topic.

In September 2006, ASC Topic 820 was issued which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC Topic 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. We adopted the provisions of ASC Topic 820 on January 1, 2009. The adoption of ASC Topic 820 did not have a significant impact on our consolidated financial statements.

In April 2009, ASC Topic 855 was issued which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. We adopted ASC Topic 855 for the quarter ending June 30, 2009. The adoption did not have a material impact on our consolidated financial statements.

Reclassifications: Certain items on the consolidated statements of income for the years ended December 27, 2008 and December 29, 2007 have been reclassified to be consistent with classifications adopted during the year ended December 26, 2009. The reclassifications had no effect on net income of the Company.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 2. Property and Equipment

Property and equipment as of December 26, 2009 and December 27, 2008 are as follows:

	2009	2008
Land	$410	$410
Machinery and equipment	1,973	1,754
Buildings and improvements	2,505	2,496
Office furniture and equipment	2,623	2,526
	7,511	7,186
Less accumulated depreciation	4,335	3,846
	$3,176	$3,340

Note 3. Long-Term Obligations

Long-term debt as of December 26, 2009 and December 27, 2008 is as follows:

	2009	2008
BHI revolving line of credit (A)	$-	$-

Boss Canada Inc revolving line of credit (B)	-	33

Boss Holdings, Inc. term note payable to a lender. Requires monthly principal payments through July 2011 of $21 plus interest at LIBOR plus 2.1%, adjusted monthly (effective rate of 2.33% as of December 26, 2009). The Company has entered into an interest rate swap agreement related to this note. The swap effectively fixes the interest rate on approximately 57% of the note at 6.32%. Collateralized by all assets of Galaxy Balloons, Inc., in addition to accounts receivable and inventory of Boss Manufacturing Company and subsidiaries.	417	667

Boss Manufacturing Company mortgage note payable to a lender. Requires monthly principal payments of $4. Interest is at LIBOR plus 2.1%, adjusted monthly. The Company has entered into an interest rate swap agreement related to this mortgage note. The swap effectively fixes the interest rate on the debt at 5.83%. The final payment is a balloon payment of $667 due in July 2010. Collateralized by certain real property of Boss Manufacturing Company located in Kewanee, Illinois.	693	745

Subtotal Forward	$1,110	$1,445

(Continued)

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 3. Long-Term Obligations (Continued)

Subtotal Forwarded	$1,110	$1,445

Boss Canada Inc. term note payable to a lender. Requires monthly payment of $7 Canadian Dollar ($6 US Dollar), using December 26, 2010 exchange rate of .9534, at 6.3% from June 2008 through May 2014. Interest only monthly payments from June 2007 through May 2008. Collateralized by accounts receivable and inventory of Boss Canada Inc.	294	302

Boss Manufacturing Company loan agreement with a local governmental agency. Requires monthly payments of $8, including interest at 3%, through April 2010. Collateralized by certain real property of Boss Manufacturing Company's Kewanee, Illinois facilities.	32	124

Boss Manufacturing Company loan agreement with a local governmental agency. Requires monthly payments of $3, including interest at 3%, through October 2012. Collateralized by certain real property of Boss Manufacturing Company's Kewanee, Illinois facilities.	107	143

Capital lease obligations	70	89
	1,613	2,103
Less current maturities	1,091	496
	$522	$1,607

Scheduled principal payments of long-term debt are as follows:

Year ending:
December 25, 2010	$1,091
December 31, 2011	286
December 29, 2012	112
December 28, 2013	93
December 27, 2014	31
$1,613

(A)	Effective January 4, 2010, the Company modified its loan and security agreement (the “Credit Agreement”) with a commercial bank. The revised Credit Agreement expires in January 2011 and provides a revolving credit facility up to $7,000 based on a formula that includes eligible accounts receivable and inventories. Interest is payable monthly at the bank’s prime rate less 1.25% or, at the Company’s option, LIBOR plus 1.25% (effective rate of 2.0% as of December 26, 2009). The Company incurs an unused line fee of 1/8% per annum on the unused portion of the credit facility. As of December 26, 2009, the Company had no borrowings on the revolving credit facility. Availability under this credit agreement was $7,000 as of December 26, 2009.

The Credit Agreement includes certain restrictive covenants and requires maintenance of certain financial ratios including current ratio, minimum tangible net worth, debt service coverage, and debt to tangible net worth. The Company’s accounts receivable and inventories secure the credit facility.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 3. Long-Term Obligations (Continued)

(B)	Effective Jan. 4, 2009, the Company modified its loan and security agreement (the “Credit Agreement”) with a commercial bank for Boss Canada. The revised Credit Agreement expires in January 2011 and provides a revolving credit facility up to $100 Canadian based on a formula that includes eligible accounts receivable and inventories. Interest is payable monthly at the bank’s Canadian prime rate (effective rate of 2.25% as of December 26, 2009). As of December 26, 2009, there were no borrowings on the Canadian revolving credit facility. Availability under this credit agreement was $100 Canadian as of December 26, 2009.

The Credit Agreement includes certain restrictive covenants and requires maintenance of certain financial ratios including current ratio, minimum tangible net worth, debt service coverage, and debt to tangible net worth. The Company’s accounts receivable and inventories secure the credit facility.

Deferred compensation plan:

Effective September 1, 2002, the Company adopted a nonqualified deferred compensation plan that allows executives to defer any portion of their compensation, and non-employee directors, consultants and counsel to defer any portion of their fees. The Company provides no matching contributions to the plan. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account, which the plan holds in an investment trust. The assets and liabilities under the plan totaled $151 and $146 as of December 26, 2009 and December 27, 2008, respectively.

Note 4. Commitments and Contingencies

Leases:

The Company leases certain office and operating facilities and certain equipment under operating lease agreements that expire on various dates through 2013 and require the Company to pay all maintenance costs. Rent expense under these leases was $561, $616 and $629 for 2009, 2008 and 2007, respectively.

The following is a schedule by year of future minimum payments under the operating lease agreements:

Year ending:
December 25, 2010	$488
December 31, 2011	410
December 29, 2012	374
December 28, 2013	197
Total minimum lease payments	$1,469

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 4. Commitments and Contingencies (Continued)

Licensing:

During 2002, the Company entered into a license agreement for the use of certain trademarks in its products which requires the payment of guaranteed or minimum royalties. The Company incurred royalties of $329, $341 and $306 in 2009, 2008 and 2007, respectively. The Company has extended the agreement with provisions for the payment of guaranteed or minimum royalties of $250 in 2010.

Litigation:

The Company is a party to various legal actions incident to the normal operation of its business. These lawsuits primarily involve claims for damages arising out of commercial disputes. The Company has been named as a defendant in several lawsuits alleging past exposure to asbestos contained in gloves manufactured or sold by one of the Company’s predecessors-in-interest, all of which actions are being defended by one or more of the Company’s products liability insurers. Management believes the ultimate disposition of these matters should not materially impact the Company’s consolidated financial position, operations or liquidity.

Note 5. Stock Options

The Company adopted two stock option plans in 1998 providing for the issuance of options covering up to 425,000 shares of common stock to be issued to officers, directors, or consultants to the Company. In 2004, an equity-based incentive program was adopted allowing the issuance of up to 150,000 shares of common stock in the form of any of the following: stock options, stock appreciation rights, performance based stock awards and restricted stock units. Various vesting conditions apply to these options, based on either tenure or certain performance criteria. Stock option transactions are summarized as follows:

	Year Ended
	December 26, 2009		December 27, 2008		December 29, 2007
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning	316,000	$3.34	336,000	$3.33	381,000	$3.31
Granted	-	-	-	-	10,000	6.21
Exercised	(80,000)	1.75	(20,000)	3.16	(45,000)	3.02
Expired	(5,000)	1.75	-	-	(10,000)	7.00
Outstanding, ending	231,000	$3.92	316,000	$3.34	336,000	$3.33

Options exercisable,
end of year	231,000	$3.92	314,540	$3.34	329,333	$3.27

Weighted average fair
value per option of
options granted		N/A		N/A		$2.70

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 5. Stock Options (Continued)

The Company’s management estimated fair values of the 2007 stock options using the Black-Scholes options-pricing model using the following weighted-average assumptions, expected volatility of 42%; expected dividend yield of 0.0%; weighted average risk-free rate of return of 4.5%; and expected lives of 5 years. Compensation expense related to stock options was $86, $8 and $36 for 2009, 2008 and 2007, respectively.

As of December 26, 2009, all stock option awards are vested. The intrinsic value of outstanding and vested options was $560 as of December 26, 2009. The intrinsic value of options exercised was $281 in 2009, $39 in 2008 and $168 in 2007.

Note 6. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
Numerator, earnings attributable to
common stockholders	$1,767	$538	$1,366

Denominator:
Basic-weighted average common
shares outstanding	2,101,102	2,022,758	2,010,449
Dilutive effect of employee stock options	103,112	183,413	194,563
Diluted outstanding shares	2,204,214	2,206,171	2,205,012

Basic earnings, per common share	$0.84	$0.27	$0.68
Diluted earnings, per common share	$0.80	$0.24	$0.62

Note 7. Related Party Transactions

During 2009, 2008 and 2007, compensation, fees, and expense reimbursements paid to directors or their affiliates totaled $435, $392 and $412, respectively.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 8. Acquisitions

Canadawide Safety, Inc:

On May 18, 2007, Boss Canada Inc. (“Boss Canada”), an indirect subsidiary of Boss Holdings, Inc. (“BHI”), purchased all outstanding shares of privately held Navillus Group Inc., an Ontario corporation. Through its wholly owned subsidiary, Canadawide Safety Inc. (“Canadawide”), the acquired company imports and distributes safety goods and industrial work wear, including gloves, protective eyewear, face and respiratory protection, as well as first aid and industrial supplies. Immediately following the closing, Canadawide and Navillus Group Inc. were merged with Canadawide as the surviving entity.

The base purchase price was $400 Canadian dollars (approximately US$364), with $350 Canadian dollars due on closing and $50 Canadian dollars due on May 18, 2008. Boss Canada utilized a term loan of $400 Canadian dollars provided through the Canadian branch of BHI’s primary lender to acquire the shares and pay down $50 Canadian dollars of assumed debt. At the same time, Boss Canada entered into a $100 Canadian dollars line of credit for working capital requirements.

This transaction was accounted for using purchase accounting and has been included in the Company’s operations since the date of acquisition. The estimated allocation of purchase price is as follows in US dollars:

Aquisition cost:
Base purchase price	$364
Closing Costs	19
Total	$383

Allocation of purchase cost:
Current assets	$216
Property and equipment	14
Customer lists	100
Goodwill	255
Accounts payable and accured expenses	(202)
383
Less Acquisition indebtedness	46
$337

Dipcraft Balloon Company:

In November of 2007 Galaxy Balloons acquired certain assets of Dipcraft Balloon Company for a total cash consideration of $350. Fixed assets accounted for $7 of the purchase with the remaining $343 assigned to customer list.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 8. Acquisitions (Continued)

AGA:

In November of 2009, Galaxy Balloons acquired certain assets of AGA Balloons for a total cash consideration of $406. Inventory accounted for $18 of the purchase, fixed assets accounted for $88, customer list accounted for $250 and non-compete accounted for the remaining $50. $388 of the purchase was paid in cash with the remaining balance of $18 to be paid in 2010.

Note 9. Goodwill and Intangible Assets

In connection with its purchases of Galaxy during 2004, Head-Lite, LLC., during 2005, and Canadawide during 2007, the Company recorded goodwill of $3,666. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of the business acquired. The Company does not amortize the goodwill associated with these acquisitions since it has an indefinite life. Instead, management tests goodwill for impairment in the fourth quarter of each year, or if certain circumstances indicate the existence of a possible impairment. Management’s impairment test considers the carrying value of the reporting unit for each acquisition, including goodwill, in relation to its fair value based upon earnings generated. Expected earnings are calculated based on a discounted cash flow methodology. The determination of the reporting units is based on the Company’s organizational structure and the financial information that is provided to and reviewed by management. The affected reporting units are the Galaxy, BMC and Boss Canada divisions for the Galaxy, Head-Lite and Canadawide acquisitions, respectively.

The Company’s goodwill impairment evaluation as of December 27, 2008 indicated that the goodwill for the Galaxy acquisition was not impaired, while the goodwill for Head-Lite LLC and Canadawide was found to be impaired. When the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, a second step of the impairment test is performed to determine the implied fair value of a reporting unit’s goodwill. This step requires valuation of a reporting unit’s tangible and intangible assets, and liabilities in a manner similar to the allocation of purchase price in a business combination. Based on that step, management concluded that, no fair value remains for the goodwill of the Head-Lite, LLC. and the Canadawide acquisitions. Therefore, goodwill impairment losses of $527 and $230 were recognized during 2008 in the work gloves and protective wear segment. These expenses have been recorded in the asset impairment loss on the consolidated statements of income. After the impairment losses, $2,853 in goodwill remained at year-end 2008 related to the Galaxy acquisition.

In 2008, the Company determined that an impairment evaluation was also required for Head-Lite’s patent, based on a sharp decline in an historical downward trend of sales for the Head-Lite product line. The impairment analysis performed as of December 27, 2008 indicated that the patent was fully impaired, resulting in an impairment loss of $35. This expense was also recorded in the asset impairment loss on the consolidated statements of income.

The Company’s goodwill impairment evaluation as of December 26, 2009 indicated that the goodwill for the Galaxy acquisition was not impaired.

The Company’s evaluations used significant assumptions by reporting unit, which is a company division, including: expected future revenue and expense growth rates, cost of capital, discount rate and forecasted capital expenditures.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 9. Goodwill and Intangible Assets (Continued)

The projections for the Company’s goodwill impairment evaluation as of December 26, 2009 assume a decline in operating income in 2010 followed by a slow recovery based on the general economic downturn and expectations of the economic recovery. Assumptions and estimates about future cash flows and discount rates are complex and may be subjective. They can be affected by a variety of external and internal factors. Management believes the assumptions and estimates made in these evaluations were reasonable and appropriate, however, different assumptions and estimates could materially impact the projected earnings.

Note 10. Income Taxes

The Company records income taxes based on its consolidated tax return. Current and deferred federal and state tax expense (benefit) is as follows:

	Year Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
Current income tax expense:
Federal	$96	$25	$39
State and local	109	92	100
	205	117	139
Deferred income tax expense (benefit):
Federal	(159)	435	759
State and local	1	(21)	13
	(158)	414	772
Total income tax expense	$47	$531	$911

Income taxes recorded by the Company differ from the amounts computed by applying the statutory U.S. federal income tax rate to net earnings before income taxes. The following schedule reconciles income tax expense (benefit) at the statutory rate and the actual income tax expense as reflected in the consolidated statements of income for the respective periods:

	Year Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
Income tax expense computed
at the U.S. corporate tax rate of 34%	$617	$364	$774
Adjustments attributable to:
State income taxes, net of the federal benefit	73	53	114
Change In deferred tax asset valuation allowance	(750)	-	-
Effect of foreign operations	100	86	-
Other	7	28	23
Total income tax expense (benefit)	$47	$531	$911

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 10. Income Taxes (Continued)

The temporary differences result in a net deferred income tax asset that is reduced by a related valuation allowance, summarized as follows:

	December 26,	December 27,
	2009	2008
Deferred income tax assets:
Operating loss carryforwards	$7,644	$8,258
Accounts receivable	127	111
Accruals	144	133
Compensation related	360	388
Inventories	367	440
Intangibles	167	152
Tax credit carryforwards	495	467
Gross deferred tax assets	9,304	9,949
Deferred tax asset valuation allowance	5,750	6,500
Net deferred tax assets	3,554	3,449

Deferred income tax liabilities:
Intangibles	-	-
Property and equipment	187	230
	187	230
Net deferred income tax assets	$3,367	$3,219

Included in the tax credit carryforward is approximately $440 of alternative minimum tax credits which may be carried forward indefinitely and $55 of general business credits which expire in 2011. These credits are available to reduce future income taxes payable.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 10. Income Taxes (Continued)

Because of losses in prior years, the Company has available, for U.S. income tax purposes, NOL carryforwards of approximately $22,483. During the fourth quarter of 2009, the Company reevaluated its estimates and, based upon its current and projected profitability determined that it was more likely than not that it would be able to utilize an additional $2,206 of its remaining NOL carryforwards. Accordingly, at the end of 2009 the Company reduced its valuation allowance and recognized a $750 tax benefit. As of December 26, 2009, the Company had operating loss carryforwards for U.S. income tax purposes of $22,483 available to reduce future taxable income through the following years:

Year of expiration:
2011	$11,818
2012	9,197
Thereafter	1,468
$22,483

As of December 26, 2009, the Company had operating loss carryforwards for Canadian income tax purposes of approximately $639. The operating losses are available to reduce future taxable income through the following years:

Year of expiration:
2014	$26
2015	1
Thereafter	612
$639

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 10. Income Taxes (Continued)

On December 31, 2006, the Company adopted FASB guidance related to, Accounting for Uncertainty in Income Taxes. This guidance clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. The guidance also prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption had no impact on the Company’s consolidated financial statements.

As of December 26, 2009 the remaining amount of the reserve related to uncertain tax positions was $15. During 2009, approximately $1 was utilized for settlements with state taxing authorities. The Company is generally no longer subject to state, local and foreign income tax examinations by tax authorities for years prior to 2005, and no longer subject to U.S. federal income tax examinations for years prior to 2006. The Company recognizes interest and penalties related to income tax matters in the provision for income taxes. All unrecognized tax benefits, if recognized, would affect the effective tax rate. The liability for unrecognized tax benefits includes accrued interest for tax positions, which either do not meet the more-likely-than-not recognition threshold or where the tax benefit is measured at an amount less than the tax benefit claimed or expected to be claimed on an income tax return.

Note 11. Comprehensive Income (Loss)

FASB ASC Topic 220, establishes standards for reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The guidance requires that all items required to be recognized under accounting standards as components of comprehensive income must be disclosed in the financial statements.

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income (loss) is the total of net income and other comprehensive income (loss), which for the Company is comprised of foreign currency items and the unrealized gains and losses on the interest rate swap agreements, net of income taxes. Accumulated other comprehensive income (loss) consists of the following:

	Year Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
Foreign currency items:
Beginning balance	$(21)	$244	$25
Current period change	114	(265)	219
Ending balance	93	(21)	244

Interest swap agreements, net of income taxes:
Beginning balance	(28)	(1)	27
Current period change	15	(27)	(28)
Ending balance	(13)	(28)	(1)
Accumulated other comprehensive income (loss)	$80	$(49)	$243

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 12. Operating Segments and Related Information

The Company operates in three business segments. In the work gloves and protective wear segment, through its Boss Manufacturing Company subsidiary, the Company imports, markets and distributes gloves, boots, rainwear and specialty lighting products. The Company conducts operations in the pet supplies segment through Boss Pet Products, Inc. In this segment, the Company imports and markets a line of pet supplies including dog and cat toys, collars, leads, chains and rawhide products. Through its Galaxy Balloons subsidiary, the Company provides specialty imprinted balloons, inflatable products and other goods included in the promotional items and specialty products segment.

The following table provides summarized information concerning the Company’s reportable segments. In this table, the Company’s corporate operations are grouped into a miscellaneous column entitled, “Corporate and Other.”

	Work
	Gloves and		Promotional
	Protective	Pet	and Specialty	Corporate
	Wear	Supplies	Products	and Other	Total
2009
Revenue	$31,356	$7,817	$9,784	$-	$48,957
Operating income (loss)	1,307	818	1,003	(1,207)	1,921
Goodwill	-	-	2,853	-	2,853
Total assets	25,310	5,581	6,192	3,339	40,422
Capital expenditures	182	18	114	-	314
Depreciation	298	17	163	-	478
Amortization	55	6	101	-	162

2008
Revenue	$38,283	$6,525	$10,924	$-	$55,732
Operating income (loss)	507	459	1,148	(897)	1,217
Goodwill	-	-	2,853	-	2,853
Impairment charges	792	-	-	-	792
Total assets	25,907	3,257	6,108	3,156	38,428
Capital expenditures	227	21	132	-	380
Depreciation	305	40	146	-	491
Amortization	65	7	91	-	163

2007
Revenue	37,689	6,693	10,815	-	55,197
Operating income (loss)	1,502	635	1,228	(1,005)	2,360
Goodwill	813	-	2,853	-	3,666
Total assets	26,203	3,013	6,087	3,684	38,987
Capital expenditures	143	118	82	-	343
Depreciation	322	33	137	-	492
Amortization	5	-	37	-	42

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 13. Quarterly Consolidated Financial Information (Unaudited)

The following is a summary of the unaudited quarterly results for fiscal 2009 and 2008:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
2009
Net sales	$11,582	$10,890	$12,258	$14,227	$48,957
Gross profit	2,723	2,505	3,309	4,329	12,866
Net income (loss)	(51)	(315)	661	1,472	1,767

Net earnings (loss), per
common share:
Basic	$(0.02)	$(0.15)	$0.31	$0.70	$0.84
Diluted	$(0.02)	$(0.14)	$0.30	$0.66	$0.80

Denominator for net
earnings (loss), per
common share:
Basic	2,056,267	2,116,047	2,116,047	2,116,047	2,101,102
Diluted	2,056,267	2,210,159	2,207,591	2,213,572	2,204,214

2008
Net sales	$13,355	$13,286	$14,070	$15,021	$55,732
Gross profit	2,987	3,096	3,679	4,009	13,771
Net income (loss)	(10)	125	438	(15)	538

Net earnings (loss), per
common share:
Basic	$(0.00)	$0.06	$0.22	$(0.01)	$0.27
Diluted	$(0.00)	$0.06	$0.20	$0.00	$0.24

Denominator for net
earnings (loss), per
common share:
Basic	2,018,345	2,018,345	2,018,345	2,036,047	2,022,758
Diluted	2,018,345	2,215,559	2,196,892	2,188,257	2,206,171

During the fourth quarter of 2008 in the work gloves and protective wear segment, the Company recorded $173 valuation write-off of an office building donated to a local charity, $757 goodwill impairment loss associated with the purchase of Head-Lite and Canadawide Safety and a $35 patent impairment loss associated with Head-Lite. During the fourth quarter of 2009, the Company reduced its valuation allowance on deferred taxes and recognized a $750 tax benefit.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Boss Holdings, Inc. and Subsidiaries

Schedule II - Valuation and Qualifying Accounts
(Dollars in Thousands)

		Additions
		Charged to	Charged
		Costs and	to Other
	Beginning	Expenses	Accounts	Deductions		Ending
Year ended December 26, 2009:
Accounts receivable	$240	$33	$169	$162	(a)	280
Inventories	565	125	173	356	(b)	507
Deferred income tax asset	6,500	(750)	214	214		5,750
Sales allowance	991	2,859	-	2,960	(b)	890
Total allowances deducted
from assets	$8,296	$2,267	$556	$3,692		$7,427

Year ended December 27, 2008:
Accounts receivable	$225	$96	$-	$81	(a)	240
Inventories	736	90	33	294	(b)	565
Deferred income tax asset	6,500	-	163	163		6,500
Sales allowance	556	2,732	-	2,297	(b)	991
Total allowances deducted
from assets	$8,017	$2,918	$196	$2,835		$8,296

Year ended December 29, 2007:
Accounts receivable	$221	$65	$-	$61	(a)	225
Inventories	842	267	-	373	(b)	736
Deferred income tax asset	6,500	-	-	-		6,500
Sales allowance	627	1,620	-	1,691	(b)	556
Total allowances deducted
from assets	$8,190	$1,952	$-	$2,125		$8,017

Notes:
     (a)     Write off of uncollectible accounts.
     (b)     Payments/credit write-offs, etc.